EXHIBIT 12
FIRST POTOMAC REALTY TRUST AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(amounts in thousands)

	2010	2009	2008	2007	2006
(Loss) income from continuing operations before taxes	$(8,606)	$5,539	$3,750	$(4,042)	$(541)
Add (deduct):
Fixed charges	34,850	33,052	37,498	37,966	28,260
Capitalized interest	(811)	(359)	(1,586)	(1,312)	(318)

Adjusted earnings	$25,433	$38,232	$39,662	$32,612	$27,401

Fixed charges:
Interest expense	$33,758	$32,412	$35,628	$36,372	$27,663
Rent expense representative of interest factor	281	281	284	282	279
Capitalized interest	811	359	1,586	1,312	318

Total fixed charges	$34,850	$33,052	$37,498	$37,966	$28,260

Ratio of earnings to fixed charges	—	1.16	1.06	—	—
Deficiency of earnings to fixed charges	$(9,417)	$—	$—	$(5,354)	$(859)